SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-1
Tender Offer Statement Pursuant to Section 14(d)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 3)
(FINAL AMENDMENT)
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BOSTON FINANCIAL TAX CREDIT FUND VIII, A LIMITED PARTNERSHIP
(Name of Subject Company)


OLDHAM INSTITUTIONAL TAX CREDITS LLC
 (Bidder)


UNITS
(Title of Class of Securities)

 10065E100
(CUSIP Number of Class of Securities)

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Michael H. Gladstone, Esq.
c/o Boston Financial Securities, Inc.
101 Arch Street
Boston, MA  02110
(617) 439-3911

Copies to:

Joseph T. Brady, Esq.
Peabody & Brown
101 Federal Street
Boston, MA  02110
(617) 345-1000

 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)




Cusip No.: 10065E100	14D-1

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1.	Name of Reporting Person
	 S.S. or I.R.S. Identification No. of Above Person

		OLDHAM INSTITUTIONAL TAX CREDITS LLC
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2.	Check the Appropriate Box if a Member of a Group
	 (See Instructions)
 	(a)  { }
 	(b)  {X}
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3.	SEC Use Only

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4.	Sources of Funds (See Instructions)

	  AF; BK

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5.	Check Box if Disclosure of Legal Proceedings is Required
	Pursuant to Item 2(e) or 2(f)
	                                  { }
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6.	Citizenship or Place of Organization

	  Massachusetts

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7.	Aggregate Amount Beneficially Owned by Each Reporting Person

The Reporting Person beneficially owns 2,441 Units. In addition, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.
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8.	Check Box if the Aggregate Amount in Row (7) Excludes
  	Certain Shares (See Instructions)
	                                       { }
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9.	Percent of Class Represented by Amount in Row (7)

	  6.7%.
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10.	Type of Reporting Person (See Instructions)

   	OO



Cusip No.:  10065E100	14D-1


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1.	Name of Reporting Person
  	S.S. or I.R.S. Identification No. of Above Person

	  	WEST CEDAR MANAGING, INC.
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2.	Check the Appropriate Box if a Member of a Group
  	(See Instructions)
  	(a)  { }
  	(b)  {X}
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3.	SEC Use Only


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4.	Sources of Funds (See Instructions)

	   AF; BK
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5.	Check Box if Disclosure of Legal Proceedings is Required
  	Pursuant to Item 2(e) or 2(f)
                                  	{ }
----------------------------------------------------------------------
6.	Citizenship or Place of Organization

	   Massachusetts

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7.	Aggregate Amount Beneficially Owned by Each Reporting Person

The Reporting Person beneficially owns 2,441 Units. In addition, the Reporting Person is an affiliate of Arch Street VIII, Inc., the general partner of Arch Street VIII Limited Partnership, which is the general partner of the Subject Company. Arch Street VIII, Inc. acquired a fractional Unit in the Subject Company in 1993 as the initial limited partner of the Subject Company in connection with the Subject Company's original formation.

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8. Check Box if the Aggregate Amount in Row (7) Excludes
  	Certain Shares (See Instructions)
                                        	{ }
----------------------------------------------------------------------
9.	Percent of Class Represented by Amount in Row (7)

	  6.7%.
----------------------------------------------------------------------
10.	Type of Reporting Person (See Instructions)

   	CO

AMENDMENT NO. 3 TO SCHEDULE 14D-1

	This Amendment No. 3 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on July 24, 1997 by Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("the Purchaser"), as amended by Amendment No. 1 thereto, which was filed with the SEC on August 18, 1997 and by Amendment No. 2 thereto, which was filed with the SEC on August 25, 1997, relating to the tender offer by the Purchaser to purchase up to 9,125 issued and outstanding Units of limited partnership interests ("Limited Partnership Interests") in Boston Financial Tax Credit Fund VIII, A Limited Partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.	Source and Amount of Funds or Other Consideration.

	Item 4(a) is hereby supplemented and amended as follows:

	The total amount of funds required by the Purchaser to purchase the 2,441 Units accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $2,257,925. The Purchaser has obtained or will obtain such funds through a loan (the "Loan") obtained by the Purchaser from one of its affiliates, The Boston Financial Group Limited Partnership ("BFGLP"), on substantially the same economic terms and conditions that BFGLP borrows such funds under an existing credit facility (the "Existing Credit Facility") that BFGLP has available to it with Fleet Bank of Massachusetts, N.A. (the "Lender").

	The Existing Credit Facility is between the Lender and BFGLP. The interest rate is the "Prime Rate" (as publicly announced by the Lender, from time to time) plus .125%, which is presently equal to 8.625% per annum or the "LIBOR Rate" (the annual rate of interest equal to 1.75% above LIBOR), as elected by BFGLP.

	The Purchaser expects to repay all amounts borrowed from its affiliate by selling additional membership interests to persons or entities that have a need for the tax credits and/or tax losses attributable to the Units. No plans or arrangements have been made with regard to the payment of periodic interest required by the terms of the loan. However, it is expected that if interest payments are due and payable, the Purchaser may borrow those funds from its affiliate(s).

Item 6.	Interest in Securities of the Subject Company.

	Item 6(a)-(b) is hereby supplemented and amended as follows:

	The Offer expired at 12:00 Midnight, Eastern time, on Monday, September 8, 1997. Based on preliminary information provided by the Administrative Agent/Depositary to the Purchaser on September 12, 1997, the Purchaser accepted for payment 2,441 Units, which constitute approximately 6.7% of the outstanding Units.




SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 16, 1997


OLDHAM INSTITUTIONAL TAX CREDITS LLC

	By: 	West Cedar Managing Inc., its
    		managing member

	    	By:	/s/ Jenny Netzer
		    Name:     Jenny Netzer
		    Title: President



WEST CEDAR MANAGING, INC.


      By:      	/s/ Jenny Netzer
      Name:     Jenny Netzer
     	Title:    President